

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 18, 2017

Brad S. Elliott
Chairman and Chief Executive Officer
Equity Bancshares, Inc.
7701 East Kellogg Drive, Suite 300
Wichita, KS 67207

> **Re:** **Equity Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 15, 2017**
> **File No. 333-219975**

Dear Mr. Elliott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Michael G. Keeley, Esq.